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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51918



FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Creditex, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26 West 17th St. 4th Fl.
(No. and Street)

New York (City) NY (State) 10011 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robin Csabon 212-633-2908
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name — *if individual, state last, first, middle name*)

1301 Avenue of the Americas (Address) New York (City) NY (State) 10019 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY
P

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Sunil Hirani, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Creditex Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Co-Chairman

Title

Andrew J. Demers

Notary Public

ANDREW J. DEMERS
Notary Public, State of New York
No. 01DE6030621
Qualified in Queens County
Commission Expires September 20, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

** TOTAL PAGE.04 **

Creditex, Inc.
Consolidated Balance Sheet
December 31, 2001

Assets	
Cash and cash equivalents	$ 11,026,284
Accounts receivable, net of allowance of $69,790	2,554,220
Due from related party	19,549
Prepaid and other assets	146,349
Property and equipment, net	2,702,540
Security deposits	472,500
Total assets	$ 16,921,442
Liabilities and Stockholders' Equity	
Accounts payable	$ 422,342
Accrued expenses	4,651,851
Series B preferred stock dividends payable	1,368,107
Deferred revenues	1,683,622
Deferred rent	26,494
Total liabilities	8,152,416
Commitments and contingencies	
Stockholders' equity:	
Preferred stock, $0.001 par value, 3,965,468 shares authorized:	
Series A convertible preferred stock, 382,630 shares issued and outstanding (liquidation preference of $3,826,300)	383
Series B convertible preferred stock, 441,000 shares issued and outstanding (liquidation preference of $10,188,107)	441
Series C convertible preferred stock, 2,000,000 shares issued and outstanding (liquidation preference of $6,600,000)	2,000
Common stock, $0.001 par value; 35,000,000 shares authorized, 10,614,151 shares issued and outstanding	10,614
Additional paid-in capital	26,477,146
Deferred compensation	(2,394,711)
Accumulated deficit	(15,254,057)
Accumulated other comprehensive loss	(72,790)
Total stockholders' equity	8,769,026
Total liabilities and stockholders' equity	$ 16,921,442

The accompanying notes are an integral part of these financial statements.